

Mail Stop 3561

April 7, 2017

Ramon Perez Concepcion
President
Antilia Group, Corp.
Calle Duarte, No. 6
Sosua, Dominican Republic

> **Re:** **Antilia Group, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 27, 2017**
> **File No. 333-216184**

Dear Mr. Concepcion:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2017 letter.

Government Regulation, page 22

1. We note your response to prior comment 7 and your revised disclosure that you need to obtain a dealer license in the Dominican Republic and in Nevada. However, in response to our prior comment 2, you advised that you have already engaged in dealer activities and you revised your disclosures to reflect this activity. Please clarify when you intend to obtain dealer licenses and what the ramifications are of engaging in dealer activities without a license.

Exhibit 23.1

2. Due to the lapse of time since your independent accountant's previous consent to the use of its audit report, please provide an updated consent.

      Please contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products